UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. ___)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [_]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [_]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [_]

Exchange Act Rule 14e-2(d) (Subject Company Response) [_]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [_]

                 Lime Hill Capital Corporation
(Name of Subject Company)

                                 N/A
(Translation of Subject Company’s Name into English (if applicable))

                                 Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

                                 Liquid Nutrition Group Inc.
(Name of Person(s) Furnishing Form)

                                 Common Shares
(Title of Class of Subject Securities)

                                 53262A
(CUSIP Number of Class of Securities (if applicable))

Michael L. Rousseau
President and Chief Executive Officer
Lime Hill Capital Corporation
Suite 1600, Dome Tower
333 – 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1
Telephone Number: (403) 816-1947

with a copy to:

Thomas M. Rose
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, Virginia 23462
Telephone Number: (757) 687-7715

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

                                 April 21, 2011
(Date Tender Offer/Rights Offering Commenced)

PART I. – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities of or published in the home jurisdiction of Lime Hill Capital Corporation and are required to be disseminated to U.S. security holders or published in the United States:

1.	Notice of the Annual and Special Meeting of Shareholders and Information Circular (the “Information Circular”).

The exhibit attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities and Exchange Commission.

Item 2.	Informational Legends

The required legends are included under the heading “Information for United States Shareholders” of the Information Circular, a copy of which is furnished as Exhibit 99.1 to this Form CB.

PART II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III. – CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Liquid Nutrition Group Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIQUID NUTRITION GROUP INC.

/s/ Glenn Young
Glenn Young, President and Chief Executive Officer

April 20, 2011
(Date)